04001534

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004 SEC MAIL PROCESSING WASH., D.C. 158 SECTION

SEC FILE NUMBER
8-65837

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Devenir LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6385 Old Shady Oak Road, Suite 270
(No. and Street)

Eden Prairie	Minnesota	55344
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Pence - (952) 345-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilkerson, Guthman + Johnson, Ltd.
(Name – *if individual, state last, first, middle name*)

55 East 5th Street, Suite 1300	St. Paul	Minnesota	55101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony J. Pence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Devenir, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NXXX

Signature

President

Title

Notary Public

LORI L. GLUTH
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEVENIR, LLC

FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION AND
INDEPENDENT AUDITOR'S REPORT

December 31, 2003

Contents

December 31, 2003

Wilkerson, Guthmann + Johnson, Ltd.

Independent Auditor's Report

Board of Governors and Members
Devenir, LLC
Minneapolis, Minnesota

We have audited the accompanying balance sheet of Devenir, LLC a Delaware Limited Liability Company as of December 31, 2003, and the related statements of income and member's equity, and statement of cash flows from inception through the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devenir, LLC as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

We have audited the accompanying financial statements of Devenir, LLC as of and for the year ended December 31, 2003, and have issued our report thereon dated February 13, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement and, in our opinion, is fairly states in all material respects in relation to the basic financial statements taken as a whole.

Wilkerson, Guthmann & Johnson, Ltd.
Minneapolis, Minnesota
February 13, 2004

6120 Earle Brown Drive
Suite 450
Minneapolis, MN 55430
763-560-1649 Tel
763-560-3844 Fax

55 East Fifth Street
Suite 1300
St. Paul, MN 55101-1790
651-222-1801 Tel
651-297-6929 Fax

21080 Olinda Trail North
Scandia, MN 55073
651-433-5885 Tel
651-433-4480 Fax

www.wgjcpa.com

Devenir, LLC

Statement of Financial Position

December 31, 2003

ASSETS		
Current		
Cash	$	21,340
Accounts Receivable		13,250
Prepaid Expenses		315
Total Current Assets		34,905
Property and Equipment		
Computer and Office Equipment		21,233
Furniture and Fixtures		23,711
Leasehold Improvements		957
Total Property and Equipment		45,901
Accumulated Depreciation		(3,532)
Net Property and Equipment		42,369
Other		
Deposits		30,306
Total Assets	$	**107,580**
LIABILITIES		
Current		
Accounts Payable	$	2,230
Accrued Interest		1,458
Total Current Liabilities		3,688
Long-Term		
Subordinated Loan Payable-Related Party		25,000
Total Liabilities		28,688
MEMBERS' EQUITY		
Members' Equity - 100,000 Units Authorized and Outstanding		78,892
Total Liabilities and Equity	$	**107,580**

The accompanying notes are an integral part of this financial statement.

Devenir, LLC

Statement of Income and Members' Equity

Period Ended December 31, 2003

Revenues		
Commissions	$	34,744
Private Placement Fees		13,250
Service Fees		319
Other Income		495
Total Revenues		48,808
Operating Expenses		
Depreciation		3,532
Employee Benefits		31,457
Licenses and Permits		14,983
Marketing and Promotional		26,242
Occupancy		22,743
Office		13,961
Persching, Brokerage and Custodial Service Fees		10,797
Professional Fees		23,193
Travel and Entertainment		2,402
Other		19,273
Total Operating Expenses		168,583
Loss From Operations		(119,775)
Interest Expense		1,458
Interest Income		125
Net Loss		(121,108)
Equity - Beginning of Year		-
Contributed Capital		200,000
Less - Withdrawals		-
Equity - End of Year	**$**	**78,892**

The accompanying notes are an integral part of this financial statement.

Devenir, LLC

Statement of Cash Flows

Period Ended December 31, 2003

Cash Flows From Operating Activities		
Net Loss	$	(121,108)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities		
Depreciation		3,532
Changes in Operating Assets and Liabilities		
Accounts Receivable		(13,250)
Prepaid Expenses		(315)
Deposits		(30,306)
Accounts Payable		2,230
Accrued Interest Payable		1,458
Total Adjustments		(36,651)
Net Cash Used in Operating Activities		(157,759)
Cash Flows From Investing Activities		
Purchase of Plant, Property and Equipment		(45,901)
Organizational Costs		-
Net Cash Used in Investing Activities		(45,901)
Cash Flows From Financial Activities		
Proceeds from Related Party Loan		25,000
Contributed Capital		200,000
Capital Withdrawals		-
Net Cash Provided by Financing Activities		225,000
Net Increase in Cash		21,340
Cash, Beginning of Year		-
Cash, End of Year	**$**	**21,340**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Devenir, LLC, the Company, is a "fully disclosed introducing" broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) as well as the Municipal Securities Rulemaking Board (MSRB). The Company is a Delaware Limited Liability Company which was organized on February 1, 2003. The Company acquired its license on August 8, 2003 and began operations thereafter.

2. Significant Accounting Policies

Basic of Presentation

The Company is engaged in a single line of business as a "fully-disclosed introducing" securities broker-dealer, which engages in the following types of services, as agreed to with NASB:

- Broker retailing corporate debt and equity securities
- Retail mutual funds
- Broker U.S. Government securities and sell municipal securities in the secondary markets
- Provide investment advisory services
- Secure private placement of securities

Securities transactions are cleared by Pershing as the Company's principal. In 2003, the Company acted only as a security agency for Pershing and as an investment banker on one small transaction.

Collateral

The Company has not pledged any assets during 2003.

Investment Banking

Investment banking revenues are fees earned from providing private placement, merger-and-acquisition, divestiture services and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is an LLC and is treated as a pass through entity with the individual members being responsible for their share of the respective income tax liability. No provision for income taxes is provided.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years Leasehold improvements are amortized over the economic useful life of the improvements.

Statement of Cash Flows

For purpose of the Statement of Cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

3. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2003 there were no cash nor U.S. Treasury bills with a market value segregated under the Commodity Exchange Act which represented funds deposited by customers and funds accruing to customers as a result of trades or contracts.

There were also no cash balances to be segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commissions.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

There are no amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003.

5. Receivable From and Payable to Customers

Accounts receivable from and payable to customers do not include any amounts due on cash and margin transactions. Securities owned by customers are held exclusively by Pershing.

6. Securities Owned and Sold, Not Yet Purchased

At December 31, 2003, there were no securities owned and sold, but not yet purchased.

7. Subordinated Loan

The borrowing at December 31, 2003, included a $25,000 note to a related party.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The $25,000 subordinated borrowings are from a related party and have a four-year term expiring on September 30, 2006. All the payments on principal and interest will be made in the second through the fourth year of the loan-term. Whereas, principal and interest payments are deferred for the first year. After the one-year deferral, the principal and interest will be paid evenly over a three-year period. This note accrues simple interest at 8.25%.

Payment of principal and interest is subordinated in right of payment of all present and future creditors, whose debt arises prior to the maturity date indicated in the preceding paragraph.

8. Financial Instruments

The Company does not employ derivative financial instruments at this time.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts would be recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in Financial Accounting Standard Board (FASB) Statements No.133, Accounting for Derivation Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosure required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

9. Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair value. The estimated fair value of the restricted borrowing financial instrument at December 31, 2003, is as follows:

	Carrying Amount	Fair Value
Restricted borrowings	25,000	25,000

The fair value estimates of the Company's long-term note payable is based upon on current rates offered to the Company for debt with substantially the same characteristics and maturities.

10. Financial Instruments With Off-Balance Sheet Risk

The Company does not enter into any transactions involving derivatives and other off-balance sheet financial instruments.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transaction. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities with a counterparty primary broker-dealer Pershing. In the event counterparty did not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. To mitigate this risk, Pershing carries SIPC Insurance and the Company carries a piggy bank SIPC policy with per account coverage of $500,000, with not more than $100,000 cash coverage.

11. Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2003, are approximately as listed below:

2004	$	94,680
2005		112,244
2006		77,117
2007		5,718
	$	289,759

Certain leases contain renewal options and escalation clauses. Rent expense for 2003 aggregated $18,492.

12. Net Capital Requirements

The Company is subject to the Securities to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $42,652, which was $37,652 in excess of its required net capital of $5,000. The Company's net capital ratio was .086 to 1.

Period Ended December 31, 2003

Depreciation and Amortization	
Depreciation Expense	3,532
Employee Compensation and Benefits	
Wages and Guaranteed Payments	25,033
Placement Advertising	229
Workers' Compensation	120
Life, ADD, Disability	396
Dental	415
Medical	2,448
Payroll Processing Fee	475
Payroll Taxes	2,341
Total Employee Compensation Benefits	31,457
License and Permits	
Data Access License Fees	12,080
Other	2,903
Total License and Permits	14,983
Marketing and Promotional	
Promotional Items	859
Other	25,383
Total Market and Promotional	26,242
Occupancy	
Rent	17,564
Telephone	4,735
Utilities	444
Total Occupancy	22,743
Persching, Brokerage and Custodial Service Fees	
Pershing Charge	6,502
Pershing - Sundry Charges	4,295
Total Persching, Brokerage and Custodial Service Fees	10,797

Devenir Group, LLC

Operating Expense (continued)

Period Ended December 31, 2003

Office		
Office Expense	$	612
Office Supplies		4,655
Postage and Delivery		1,789
Printing and Reproduction		5,977
Equipment Rental		928
Total Office		13,961
Professional Fees		
Consulting		6,826
Legal		4,908
Accounting		2,375
National Association of Securities Dealers		7,368
Other		1,716
Total Professional Fees		23,193
Travel and Entertainment		
Gas and Mileage		308
Hotel		50
Parking		14
Meals		1,108
Other		922
Total Travel and Entertainment		2,402
Other		
Organization Costs		15,823
Bank Service Charges		160
Dues and Subscriptions		460
Insurance		939
Miscellaneous		10
Professional Development		1,881
Total Other		19,273
Total Operating Expenses	**$**	**168,583**

Devenir, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 and a Reconciliation Between Audited and Unaudited Statements of Financial Position

Period Ended December 31, 2003

Net Capital		
Total Members' Equity		$ 78,892
Less Members' Equity Not Allowable for Net Capital		-
Total Members' Equity Qualified for Net Capital		78,892
Add		
Subordinated Borrowings Allowable		25,000
Total Capital and Allowable Subordinated Borrowings		103,892
Deductions		
Nonallowable Assets		
Computer and Office Equipment	21,233	
Furniture and Fixtures	23,711	
Leasehold Improvements	957	
Accumulated Depreciation	(3,532)	
Deposits	5,306	
Prepaid Expenses	315	
Accounts Receivable	13,250	61,240
Net Capital Before Haircuts on Securities Positions		42,652
Haircuts on Securities		-
Net Capital		42,652
Aggregate Indebtedness		
Items Included in Statement of Financial Position		
Accrued Interest		1,458
Accounts Payable		2,230
Total Aggregate Indebtedness		3,688
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required		
Company		5,000
Excess Net Capital		37,652
Ratio: Aggregate Indebtedness to Net Capital		.086 to 1

Computation of Net Capital Pursuant to Rule 15c3-1 and a Reconciliation Between Audited and Unaudited Statements of Financial Position

Period Ended December 31, 2003

Reconciliation With Company's Computation		
Net Capital, as Reported in Company's Part II Focus Report	$	43,969
Difference Due to Bad Estimate of Accounts Receivable		(1,500)
Net Capital, Per Above		42,469
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required		
Company		5,000
Excess Net Capital	$	**37,469**

Computation for Determination of Reserve Requirements to Rule 15c3-3

As of December 31, 2003

The Company is exempted from reporting this computation under rule 15c3-3(k)(1)(ii) because the company is a qualifying introducing broker.

Information Relating to Possession or Control Requirements under Rule 15c3-3

As of December 31, 2003

There were no security positions requiring disclosure under Rule 15c3-3.

Schedule of Segregation Requirements and Funds in Segregation Pursuant to The Commodity Exchange Act

As of December 31, 2003

There were no funds that required segregation for customer trading on US commodity exchanges; therefore, there is no disclosure.

Wilkerson, Guthmann + Johnson, Ltd.

Board of Governors and Members
Devenir, LLC
Minneapolis, Minnesota

Shareholders:
Roger A. Katzenmaier
Ronald H. Zuercher
Richard J. Runbeck
James D. Bomberg
Randall J. Kroll
Darwin J. Benz
Gregory C. Carlson
Barbara L. Buckley
Dea R. Johnson
Debra L. Anderson

Of Counsel:
Howard M. Guthmann
Austin J. Stibbe
John L. Phillippi
Kenneth P. Halverson
James G. Platz

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Devenir, LLC, for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures following by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6120 Earle Brown Drive
Suite 450
Minneapolis, MN 55430
763-560-1649 Tel
763-560-3844 Fax

55 East Fifth Street
Suite 1300
St. Paul, MN 55101-1790
651-222-1801 Tel
651-297-6929 Fax

21080 Olinda Trail North
Scandia, MN 55073
651-433-5885 Tel
651-433-4480 Fax

www.wgjcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Members, management, the SEC, and other regulatory agencies that rely on rule 17A-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilkerson, Guthmann + Johnson, Ltd.

Wilkerson, Guthmann + Johnson, Ltd.
Minneapolis, Minnesota
February 13, 2004